                                  FORM 11-K
                                ANNUAL REPORT


                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 2000
                         -------------------------------------------------------

OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               ------------------    --------------------

Commission file number       1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CASH AMERICA INTERNATIONAL, INC.
                                1600 W. 7th
                            Fort Worth, TX 76102

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


By: /s/ HUGH SIMPSON
    ---------------------------------
    Hugh Simpson
    Cash America International, Inc.
    401(k) Savings Plan Administrative Committee


Date:  June 29, 2001

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2000 AND 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 2000

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

INDEX
--------------------------------------------------------------------------------


                                                                                              Page(s)
                                                                                              -------
Report of Independent Accountants                                                                 1

Financial Statements:

     Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                                             2

     Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                                         3

     Notes to Financial Statements                                                             4-10

Supplemental Schedule:

     I.    Schedule H, Line 4i - Schedule of Assets Held for Investment
           Purposes as of December 31, 2000                                                      11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Cash America International, Inc.
  401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 7, 2001

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                            2000           1999
                                                                        ------------   ------------
ASSETS

Investments, at fair value:
    Equity mutual funds (cost $4,715,429 and $4,782,018 for
      2000 and 1999, respectively)                                      $  4,660,149   $  4,766,652
    Fixed income mutual funds (cost of $2,379,374 and $2,354,013
      for 2000 and 1999, respectively)                                     2,345,696      2,329,198
    Cash America International, Inc. common stock (cost of
      $2,404,450 and $1,942,908 for 2000 and 1999, respectively)           1,155,853      1,916,977
    Participant notes receivable                                             776,848        752,059
    Cash and equivalents (cost of $224,293 and $36,002 for
      2000 and 1999, respectively)                                           224,293         36,002
                                                                        ------------   ------------

        Total assets                                                       9,162,839      9,800,888
                                                                        ------------   ------------

          Net assets available for benefits                             $  9,162,839   $  9,800,888
                                                                        ============   ============


   The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

Additions to net assets attributed to:
    Dividend income                                       $    634,364
    Interest income                                             63,099
    Net depreciation in fair value of investments           (1,794,308)
                                                          ------------

        Net investment activity                             (1,096,845)

Contributions:
    Company                                                    514,349
    Participants                                             1,521,726
    Rollovers                                                    1,168
                                                          ------------

        Total additions                                        940,398
                                                          ------------

Deductions from net assets attributed to:
    Participants' withdrawals                                1,452,398
    Deemed distributions                                        78,959
    Administrative expenses                                     53,922
                                                          ------------

        Total deductions                                     1,585,279
                                                          ------------

Transfers from another plan                                      6,832
                                                          ------------

        Net decrease                                          (638,049)

Net assets available for benefits:
    Beginning of year                                        9,800,888
                                                          ------------

    End of year                                           $  9,162,839
                                                          ============


   The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.     DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES

       The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       GENERAL

       The Plan is a contributory savings plan that becomes available to all full-time employees of Cash America International, Inc. (the "Company") who have reached the age of 21 on the first day of the month following the completion of six months of service and all part-time employees who have reached the age of 21 on the first day of the month following the completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

       CONTRIBUTIONS

       Participants may contribute a percentage of their annual compensation (up to 22%) to the Plan on a before-tax basis, subject to Internal Revenue Service (IRS) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 2000 and 1999, the IRS limitation was $10,500 and $10,000, respectively. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

       Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution up to 5% of compensation.

       In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

       PARTICIPANTS' ACCOUNTS

       Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       INVESTMENT OPTIONS

       A participant may direct contributions in any combination of the following eight investment options:

       o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 2000 is 543.

       o STABLE VALUE FUND (SCHWAB RETIREMENT MONEY) - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2000 is 272.

       o INTERMEDIATE BOND FUND (PIMCO TOTAL RETURN INSTITUTIONAL SHARES) - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2000 is 221.

       o MIXED INVESTMENT FUND (DODGE & COX BALANCED) - Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2000 is 476.

       o BASIC STOCK FUND (T. ROWE PRICE EQUITY INCOME) - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2000 is 390.

       o GROWTH STOCK FUND (SCHWAB S&P 500) - Funds are primarily invested in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2000 is 433.

            Prior to February 1, 2000, the Growth Stock Fund was invested in the Harris Associates Investment Trust Oakmark Fund, which invested in common stocks and convertible securities, especially those with prices deemed below their long-term value. Funds were also invested in equity or debt securities of foreign companies.

       o AGGRESSIVE GROWTH STOCK FUND (BARON ASSET) - Funds are primarily invested in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 2000 is 492.

       o INTERNATIONAL FUND (DEUTSCHE INTERNATIONAL EQUITY) - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 2000 is 217.

        The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       VESTING

       Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

                                VESTING SCHEDULE

                 YEARS OF SERVICE                              VESTING PERCENTAGE
                    Less than 1                                         0%
                        1                                              20%
                        2                                              40%
                        3                                              60%
                        4                                              80%
                     5 or more                                        100%


       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

       The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 7.75% to 10.50% for loans outstanding at December 31, 2000. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event.

       Effective January 1, 2001, loan procedures were modified in response to new loan regulations issued by the IRS in 2000. See the Plan document for further information regarding the details of these changes.

       PAYMENT OF BENEFITS

       The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       FORFEITURES

       Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 2000 were approximately $59,000. Unallocated nonvested forfeitures of approximately $31,000 and $15,000 are available at December 31, 2000 and 1999, respectively, to offset future administrative expenses.

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant notes receivable are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PARTICIPANT WITHDRAWALS

       Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

       PLAN ADMINISTRATION

       Expenses related to the Plan are borne by four sources: 1) loan origination fees, 2) forfeitures, 3) the Company, and 4) participants.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       RECENT ACCOUNTING PRONOUNCEMENTS

       On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15, 1999. Accordingly, the Plan has adopted SOP 99-3 and the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

2.     INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS

       The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2000 and 1999, were as follows:

                                                                             2000           1999
                                                                         ------------    -----------
        Mutual funds:
          Baron Asset Mutual Fund                                        $  1,772,162    $ 1,657,467
          Dodge & Cox Balanced Mutual Fund                                  1,271,580      1,193,085
          Harris Associates Investment Trust Oakmark Mutual Fund                   --      1,159,720
          Schwab Retirement Money Mutual Fund                                 682,228        750,355
          T. Rowe Price Equity Income Mutual Fund                           1,564,800      1,578,336
          Schwab S&P 500 Mutual Fund                                          937,059             --

        Cash America International, Inc. Common Stock                       1,155,853      1,916,977


       These investments are subject to future changes in market prices that may make these financial instruments less valuable and result in a loss.

       During 2000, depreciation of the Plan's investments was as follows:

        Fixed income mutual funds                                                $   (16,149)
        Equity mutual funds                                                         (492,703)
        Cash America International, Inc. common stock                             (1,285,456)
                                                                                 ------------

             Net depreciation in fair value of investments                       $(1,794,308)
                                                                                 ============


3.     PLAN TERMINATION

       The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's board of directors at any time, subject to the provisions of ERISA. In the event, the Plan terminates, the participants will become 100% vested in their accounts.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.     PARTY-IN-INTEREST TRANSACTIONS

       Certain plan investments are shares of Cash America International, Inc. Common Stock. Cash America International, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $831,690 and sales of $376,050 of the Company's stock during the year ended December 31, 2000.

       Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

5.     FEDERAL INCOME TAX STATUS

       The Plan obtained a determination letter dated February 12, 1998, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

6.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net asses available for benefits per the financial statements to the Form 5500:

                                                                          2000            1999
                                                                      ------------    ------------
Net assets available for benefits per the financial statements        $  9,162,839    $  9,800,888
Amounts allocated to withdrawing participants                              (54,499)           (279)
                                                                      ------------    ------------

Net assets available for benefits per the Form 5500                   $  9,108,340    $  9,800,609
                                                                      ============    ============

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       The following is a reconciliation of participants' withdrawals per the financial statements to the Form 5500:

                                                                                        2000
                                                                                     -----------
    Participants' withdrawals per the financial statements                           $ 1,452,398
    Add:  Amounts allocated to withdrawing participants at December 31, 2000              54,499
    Less:  Amounts allocated to withdrawing participants at December 31, 1999               (279)
                                                                                     -----------

    Participants' withdrawals per the Form 5500                                      $ 1,506,618
                                                                                     ===========


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, 2000 but not yet paid as of that date.

                              SUPPLEMENTAL SCHEDULE

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------


                             SUPPLEMENTAL SCHEDULE I

                      IDENTITY OF ISSUER AND DESCRIPTION                                        CURRENT
                                OF INVESTMENTS                                    COST           VALUE
    ------------------------------------------------------------------------   -----------    -----------
    Baron Asset Mutual Fund                                                    $ 1,733,982    $ 1,772,162
    Dodge & Cox Balanced Mutual Fund                                             1,308,410      1,271,580
  * Schwab S&P 500 Mutual Fund                                                   1,001,312        937,059
    PIMCO Total Return Institutional Shares Mutual Fund                            388,736        391,888
  * Schwab Retirement Money Mutual Fund                                            682,228        682,228
    T. Rowe Price Equity Income Mutual Fund                                      1,559,967      1,564,800
    Deutsche International Equity Mutual Fund                                      420,168        386,128
    Cash and equivalents                                                           224,293        224,293
  * Cash America International, Inc. Common Stock                                2,404,450      1,155,853
  * Participant notes receivable at 7.75% to 10% due
      through 2005                                                                      --        776,848
                                                                               -----------    -----------

                                                                               $ 9,723,546    $ 9,162,839
                                                                               ===========    ===========



* Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
  23             Consent of Independent Accountants